VIA EDGAR AND BY HAND

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549                                           January 24,2011

Attention:     Ms. Kate Tillan

               Re: Metalink Ltd.
               Form 20-F for the fiscal year ended December 31, 2009
               Filed June 30, 2010
               FILE NO. 0-30394

Dear Ms. Tillan:

     We are writing in response to the comments of the Staff of the Division of
Corporation Finance of the Securities and Exchange Commission (the "COMMISSION")
that were contained in your letter dated December 22, 2010 (the "COMMENT
LETTER") regarding the Annual Report on Form 20-F of Metalink Ltd. (the
"COMPANY" or "WE") filed with the Commission on June 30, 2010 (the "ANNUAL
REPORT") and further to our initial response letter to the Staff's comments, dated December 14, 2010 (the "FIRST RESPONSE Letter").

     We are filing with the Commission via EDGAR concurrently herewith Amendment
No. 1 to the Annual Report ("AMENDMENT NO. 1"). Amendment No. 1 reflects certain changes that respond to comments No. 1 and 2 in the Comment Letter.

     Please note that, as discussed with you, the due date of this response letter was extended until January 24, 2011.

     Set forth below are the headings and text of the comments raised in the
Comment Letter, followed by the Company's responses thereto.

  Ms. Kate Tillan
  January 24, 2011

     FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

     ITEM 15. CONTROLS AND PROCEDURES, PAGE 90

     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 90

     1.   PLEASE REFER TO PRIOR COMMENT 1. PLEASE ADDRESS THIS COMMENT IN YOUR
          AMENDMENT TO YOUR FORM 20-F.

          RESPONSE

          See the revised disclosure in Amendment No. 1.

     INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 91

     2.   PLEASE REFER TO PRIOR COMMENT 2. WE NOTE YOUR RESPONSE TO OUR COMMENT
          REGARDING YOUR DISCLOSURE OF THE CONCLUSION ON THE EFFECTIVENESS OF
          THE INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2007.
          AS THE CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR INTERNAL CONTROL
          OVER FINANCIAL REPORTING INCLUDED A TYPOGRAPHICAL ERROR, YOU ARE
          REQUIRED TO FILE AN AMENDMENT TO THE FORM 20-F TO CORRECT IT.
          ACCORDINGLY, PLEASE AMEND YOUR FORM 20-F TO INCLUDE A REPORT OF
          MANAGEMENT ON THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING,
          INCLUDING MANAGEMENT'S ASSESSMENT OF THE EFFECTIVENESS OF THE
          COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31,
          2009, AS REQUIRED BY ITEM 308T(A) OF REGULATION S-K AS PREVIOUSLY
          REQUESTED.

          RESPONSE

          See the revised disclosure in Amendment No. 1.

     CONSOLIDATED FINANCIAL STATEMENT, PAGE F-1

     NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

     M. STOCK-BASED COMPENSATION, PAGE F-12

     3.   PLEASE REFER TO PRIOR COMMENT 4. WE NOTE YOUR RESPONSE TO OUR COMMENT
          THAT YOU UTILIZED SPECIFIC PARAMETERS AS PART OF YOUR BLACK-SCHOLES
          OPTION PRICING MODEL AND NOT A RANGE OF INPUTS. ACCORDINGLY, PLEASE
          REVISE FUTURE FILINGS TO REMOVE THE DISCLOSURE DISCUSSING "WEIGHTED
          AVERAGES" AND PROVIDE DISCLOSURES OF THE SIGNIFICANT ASSUMPTIONS USED
          AS REQUIRED BY ASC 718-10-50-2(F)(2).

Ms. Kate Tillan
January 24, 2011

          RESPONSE

          The Company confirms that it will revise future filings to remove the disclosure discussing "weighted averages" and provide disclosures of the significant assumptions used as required by ASC 718-10-50-2(F)(2).

     4.   YOU RESPONSE TO PRIOR COMMENT 5 NOTES THAT YOU USE THE YIELDS ON US
          DOLLAR DENOMINATED GOVERNMENT BONDS WITH MATURITIES COMMENSURATE WITH
          THE EXPECTED TERM OF THE AWARD. PLEASE EXPAND YOUR RESPONSE TO EXPLAIN
          HOW YOU CONSIDERED ASC 718-10-55-28 WHICH NOTES THAT FOR ENTITIES
          BASED IN JURISDICTIONS OUTSIDE THE UNITED STATES, THE RISK-FREE
          INTEREST RATE IS THE IMPLIED YIELD CURRENTLY AVAILABLE ON ZERO-COUPON
          GOVERNMENT ISSUED DENOMINATED IN THE CURRENCY OF THE MARKET IN WHICH
          THE SHARE (OR UNDERLYING SHARE), WHICH IS THE BASIS FOR THE INSTRUMENT
          AWARDED, PRIMARILY TRADES, WHICH YOUR RESPONSE NOTES IS THE U.S.
          DOLLAR. AS SUCH, SINCE YOU USED A CLOSED-FORM MODEL, PLEASE TELL US
          WHETHER YOU USED THE IMPLIED YIELD ON U.S. TREASURY ZERO-COUPON ISSUES
          WITH A REMAINING TERM EQUAL TO THE EXPECTED TERM.

          RESPONSE

          The Company used U.S. treasury zero-coupon issues with remaining time equal the expected term. In cases where the Company found no exact match between the remaining and expected term, the Company approximated the rate by using weighted average of issues most close to the expected term in accordance with ASC 718-10-55-28. The Company confirms that it will revise future filings to clarify the foregoing.

     5.   FURTHER TO YOUR RESPONSE TO PRIOR COMMENT 6, PLEASE EXPLAIN WHY THE
          EXPECTED LIFE OF YOUR OPTION IN 2007, 2008 AND 2009 IS 2.43, 2.51 AND
          2.97 YEARS GIVEN THAT YOU DISCLOSE THE OPTIONS VEST OVER PERIODS UP TO
          5 YEARS. REFER TO ASC 718-10-55-31(A) AND QUESTION 3 OF SAB TOPIC
          14.D(2). PLEASE ALSO TELL US WHETHER THE OPTION TERMS ARE PLAIN
          VANILLA OPTION. REFER TO QUESTION 6 OF SAB TOPIC 14.D(2).

Ms. Kate Tillan
January 24, 2011

          RESPONSE

          The Staff is advised that all our outstanding stock options are plain vanilla options with characteristics as described in Question 6 of SAB
          Topic 14.D(2). Our stock options are (i) granted at the money, (ii) in case of termination of employment prior to vesting, the grants are forfeited, (iii) termination after vesting gives employee short time to exercise, and (iv) the options are non-transferable. We also confirm that no stock option had expected term shorter than the vesting period in accordance with ASC 718-10-55-31(A) and Question 3 of SAB Topic 14.D(2). Our disclosure on vesting of stock options being up to 5 years includes options granted throughout our history and not just recently, while the information on expected term relates only to our recent grants that were characterized by much shorter vesting periods, mainly 1 to 2 years and in some cases 3 years and contractual life of 4 years. Expected life disclosed is a weighted average of expected term used in our calculation for all grants throughout the year. In future filings, we will clarify our disclosure to explain the changes made to our grants characteristics.

     NOTE 8 - SHORT-TERM LOAN, PAGE F-21

     6.   PLEASE REFER TO PRIOR COMMENT 9. PLEASE REVISE FUTURE FILINGS TO MORE
          CLEARLY DISCLOSE THE TERMS OF THE WARRANT THAT REQUIRED YOU TO
          CLASSIFY THEM AS A LIABILITY CONSISTENT WITH THE INFORMATION PROVIDED
          IN YOUR RESPONSE.

          RESPONSE

          The Company confirms that it will revise future filings to more clearly disclose the terms of the warrants that required the Company to classify them as a liability consistent with the information provided in our First Response Letter.

     7.   PLEASE REFER TO PRIOR COMMENT 10. WE NOTE YOUR RESPONSE TO OUR COMMENT
          THAT YOU TREATED THE SECOND AMENDMENT TO THE LOAN AGREEMENT AS AN
          EXTINGUISHMENT. PLEASE REVISE FUTURE FILINGS TO MORE CLEARLY DISCLOSE
          YOUR ACCOUNTING FOR THIS TRANSACTION AND QUANTIFY THE AMOUNTS
          SPECIFICALLY RELATED TO THE TRANSACTION RECORDED IN YOUR FINANCIAL
          STATEMENTS.

          RESPONSE

          The Company confirms that it will revise future filings to more clearly disclose our accounting for this transaction and quantify the amounts specifically related to the transaction recorded in our financial statements.

Ms. Kate Tillan
January 24, 2011

                                      ****

     We appreciate your comments and welcome the opportunity to discuss with you our response provided above. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-54-489-4440 or Mrs. Neta
Eshed, General Counsel, at 972-54-950-9933.

                                   Very truly yours,

                                   Oren Brooks
                                   Chief Financial Officer

cc:  Gerald L. Baxter, Esq. (Greenberg Traurig LLP) Ido Zemach, Adv. (Goldfarb,
     Levy, Eran, Meiri, Tzafrir & Co.)